SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2017

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

7 February 2017
BP full year and 4Q 2016 results
BP focused on growth strategic portfolio additions, new projects coming onstream, costs & spending reduced ahead of schedule

●  4Q 2016 underlying replacement cost profit $400 million, full year 2016 $2.6 billion

●  Full year underlying operating cash flow $17.8 billion

●  Full year 2016 reported headline profit $115 million vs 2015 loss of $6.5 billion:
     −    headline profit excluding Gulf of Mexico legacy charges $4.1 billion

●  Continued discipline on cost and spending:
     −    cash costs $7 billion lower than 2014, delivered a year ahead of schedule
     −    organic capital spending $16 billion vs $17-19 billion initial guidance

●  Major strategic portfolio additions agreed, providing disciplined expansion in gas, long-term low-cost oil and retail marketing

●  2017 guidance, including the impact of new portfolio additions:
     −    balancing organic sources & uses of cash by year end at around $60/bbl
     −    $16-17 billion capex
     −    $4.5-5.5 billion divestments

●  Dividend unchanged at 10c/share

Bob Dudley, BP group chief executive, commented:
"2016 was the year we made significant strides in creating a stronger platform for growth. We launched six major project start-ups - from Algeria to the Gulf of Mexico - and made final investment decisions on a further five major projects. And we see exciting opportunities ahead.
"We have delivered solid results in tough conditions - and are well prepared for any volatility in oil pricing. We have adapted by cutting our controllable cash costs by $7 billion from 2014 - a full year earlier than planned. Continued tight discipline on costs remains essential. Everything we have done during the year has made us a more resilient and competitive company.
"With our Deepwater Horizon financial liabilities now substantially behind us, BP is fully focused on the future. You have seen that focus in the string of strategic portfolio additions during the last two months of the year. From increasing gas interests and renewing long-term low-cost oil to expanding our retail operations - these investments will generate significant long term value for our shareholders. We start this year with considerable momentum - and a sense of disciplined ambition. We have laid the foundations for BP to be back to growth."
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4Q and full year 2016 results
Underlying replacement cost profit1 for fourth quarter of 2016 was $400 million2, compared with $196 million for the same period in 2015 and $933 million for the third quarter of 2016. Compared to a year earlier, the quarter's result benefited from higher oil prices and significantly lower costs, offset by weaker refining margins and higher turnarounds in the Downstream.
The full year 2016 price environment was challenging: the average Brent oil price of $44 per barrel was the lowest for 12 years; Henry Hub gas marker prices averaged $2.46 per million British thermal units; and the refining marker margin was the lowest since 2010.
The headline reported result for the full year was a profit of $115 million, compared with the headline loss of $6.5 billion reported for 2015. The 2016 headline result included a total of $4 billion non-operating charges taken through the year associated with resolution of the remaining legacy of the 2010 oil spill. The headline profit excluding these legacy charges was $4.1 billion for 2016, compared with $2.0 billion for 20153.
Underlying operating cash flow4, excluding pre-tax Gulf of Mexico payments, was $17.8 billion for 2016, with $4.5 billion in the fourth quarter, compared with $20.3 billion in 2015.
BP's full year controllable cash costs5 were $7 billion lower than in 2014 - a target reached a year earlier than previously expected. Organic capital expenditure for the year totalled $16 billion6 in 2016, compared with the range of $17-19 billion anticipated at the beginning of last year.
In total $7.1 billion in pre-tax payments related to the Gulf of Mexico oil spill were made through 2016, as processing of outstanding claims accelerated. Total divestment revenues were $3.2 billion in the year7.
BP reported a reserves replacement ratio for 2016 of 109%8.
At year end, BP's gearing level was 26.8%, within the target range of 20-30%.
BP also today announced an unchanged dividend for the quarter of 10c per ordinary share, expected to be paid in March 2017.
Strategic progress
During the fourth quarter BP announced a series of important agreements, including:
-
increasing long-term low-cost oil interests through renewal of BP's 10% interest in the ADCO onshore oil concession in Abu Dhabi, which has a life of 40 years;
-
taking a material stake in emerging world-class, low-cost gas basins offshore Mauritania and Senegal through a farm-in agreement with Kosmos Energy;
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extending BP's existing major gas positions: in Egypt, by acquiring a 10% interest in the world-class Zohr gas field in the Mediterranean; in Oman, finalising agreements to extend the Khazzan gas project by 50%; and in Indonesia by acquiring an additional 3% in the Tangguh LNG project;
-
building from significant incumbent oil positions: in Azerbaijan, BP and partners agreeing principles to extend the ACG oil concession by 25 years to 2050; and in the US Gulf of Mexico, BP sanctioning the development of the Mad Dog 2 project, at costs 60% lower than originally estimated, expected to begin production in 2021; and
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building on BP's leading retail and convenience expertise, agreeing a strategic fuel and convenience partnership in Australia with the leading supermarket chain Woolworths, including the acquisition of their network of more than 500 retail sites9.
Bob Dudley commented: "These agreements are firmly aligned with BP's strategy and our view of the evolving energy landscape. They will make an important contribution to BP's growth and create significant long term value for our shareholders."
Two new major Upstream projects began production during the fourth quarter: the In Amenas compression project in Algeria, and the Thunder Horse South Expansion project in the US Gulf of Mexico, which came onstream 11 months earlier than planned and $150 million under budget. BP also won interests in exploration acreage in the Mexican Gulf of Mexico.
2017 guidance
The recently-announced portfolio additions will be accretive to cash flow over the longer term but will require additional cash outflow in the early years. Together with the mostly second half start-up of the new Upstream projects expected to come onstream in 2017, these significant and strategic additions mean that BP now anticipates balancing its organic sources and uses of cash by the end of 2017 in a Brent oil price environment of around $60 a barrel.
"Looking beyond this year, we expect organic free cash flow to grow into the medium term, supported strongly by the ramp-up of production from new Upstream projects, strong marketing growth and the positive impact of these portfolio additions," said Brian Gilvary, BP chief financial officer.
Including estimated additional organic capital spending associated with the portfolio additions, organic capital expenditure is now expected to be $16-17 billion in 2017.
Divestment proceeds for 2017 are expected to be $4.5-5.5 billion, reverting to $2-3 billion a year thereafter.
Gulf of Mexico legacy
BP is moving towards completion of the process for resolving Business Economic Loss (BEL) claims arising from the 2010 oil spill and amounts to resolve remaining claims are expected to be substantially paid in 2017.
In 2017 cash payments related to the spill are expected to be lower than in 2016, around $4.5-5.5 billion, before falling sharply to around $2 billion in 2018 and to a little over $1 billion a year from 2019.
A pre-tax charge of $625 million was taken in the quarter to reflect the latest estimate for claims, including BEL claims, and associated costs. Together with the non-cash impact of the ongoing unwind of discounting effects on the provision and other costs, a total pre-tax charge of $800 million was taken in the fourth quarter. The total cumulative charge for the incident is now $62.6 billion on a pre-tax basis, $44.1 billion after tax.
Further information:
BP press office, London: +44 (0)20 7496 4076, bppress@bp.com
Notes
1.   Underlying replacement cost profit is adjusted for non-operating items and fair value accounting effects.
2.   Includes estimates for operational and financial information for the Rosneft segment for the fourth quarter of 2016, based on preliminary operational and financial results of Rosneft for the three months ended 31 December 2016. Actual results may differ from these amounts.
3.   Based on the post-tax charges for 2016 and 2015 in relation to the Gulf of Mexico oil spill.
4.   Underlying operating cash flow is net cash provided by operating activities excluding pre-tax amounts related to the Gulf of Mexico oil spill.
5.   Controllable cash costs are the principal operating and overhead costs that management considers to be the most directly under their control; see www.bp.com for further information.
6.    Organic capital expenditure for 2016 excludes amounts associated with the renewal of BP's interest in the Abu Dhabi onshore oil concession.
7.    Including the partial sale of the Group's interest in Castrol India.
8.    On a combined basis of subsidiaries and equity-accounted entities including the impact of the Abu Dhabi renewal and estimated reserves data for Rosneft. The reserves replacement ratio will be finalized and reported in BP Annual Report and Form 20-F 2016.
9.    Subject to regulatory approval.
Full BP p.l.c. Group results for the fourth quarter and full year of 2016 can be seen at www.bp.com/results
Cautionary statement
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), BP is providing the following cautionary statement: This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, among other statements, certain statements regarding the timing of the payment of the quarterly dividend; expectations regarding 2017 organic capital expenditure, divestment proceeds, and the growth of organic free cash flow; expectations with respect to balancing organic sources and uses of cash; expectations regarding the production start at Mad Dog; the statement that BP's strategic agreements will contribute to BP's growth and create long-term value for shareholders and expectations regarding the effect of portfolio additions on BP's cash flow; expectations with respect to the timing and amount of future payments relating to the Gulf of Mexico oil spill; and statements that Business Economic Loss claims are expected to be substantially paid in 2017; are all forward-looking in nature. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft's management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this press release and under "Principal risks and uncertainties" in the results announcement for the period ended 30 June 2016 and "Risk factors" in BP Annual Report and Form 20-F 2015 as filed with the US Securities and Exchange Commission.
Non-GAAP financial measures - This press release contains financial measures which are not presented in accordance with IFRS. Quantitative reconciliations of these measures to the most comparable financial measures calculated in accordance with IFRS can be found on our website at www.bp.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 February 2017

/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary